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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (Amendment No. 1)
       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                               -------------------

                       VWR SCIENTIFIC PRODUCTS CORPORATION
                            (Name of Subject Company)
                               -------------------

                       VWR SCIENTIFIC PRODUCTS CORPORATION
                      (Name of Person(s) Filing Statement)
                               -------------------

                    Common Shares, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                               -------------------

                                   918435-10-8
                      (CUSIP Number of Class of Securities)
                               -------------------

                                David M. Bronson
                       Senior Vice President and Secretary
                       VWR Scientific Products Corporation
                               1310 Goshen Parkway
                        West Chester, Pennsylvania 19380
                                 (610) 431-1700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                               -------------------

                                    Copy to:
                              Thomas E. Wood, Esq.
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                           Berwyn, Pennsylvania 19312
                                 (610) 993-2200

                                  July 6, 1999


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            This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to the offer by EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of EM Laboratories, Incorporated, a New York corporation ("Parent"), to purchase all outstanding common shares, par value $1.00 per share (the "Shares"), of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), at a price of $37.00 per Share, net to the tendering shareholder in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated June 14, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

Item 4.  The Solicitation or Recommendation

      (a) Item 4 is hereby amended by amending and restating in its entirety the material under "The Solicitation or Recommendation - Recommendation of the Board of Directors" as follows:

            "The Board, by unanimous vote of the Unaffiliated Directors acting as a quorum of the full Board, based upon, among other things, the unanimous recommendation and approval of the Special Committee (as that term is defined under " -- Background," below), has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the Company and the shareholders of the Company not affiliated with the Parent (the "Public Shareholders"), approved the Merger Agreement, the Offer and the Merger, and resolved to recommend that shareholders accept the Offer and tender their Shares pursuant to the Offer and subsequently to approve the Merger Agreement, if such approval is required by law.

            In making the recommendation to the Company's Board and approving the Merger Agreement and the Transactions, the Unaffiliated Directors considered a number of factors, including, but not limited to, the following:

            (a) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $37.00 per Share for all outstanding Shares, to be followed by a merger for the same consideration;

            (b) various risks and uncertainties associated with any expansion of the Company's distribution business to meet the needs of its global customers;

            (c) the historical market prices of the Shares, including the fact that the Offer price and the Merger price of $37.00 per Share represented premiums of approximately 29.0%, 32.1% and 32.7% over the closing prices per Share on the NASDAQ Stock Market June 3, 4, and 7, 1999, respectively, the last three full trading days prior to the June 8, 1999 announcement of the Transactions, and represented a premium of approximately 40% over
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      the closing price for the Shares on the NASDAQ Stock Market on the date 30 days prior to the announcement of the Transactions;

            (d) according to Bloomberg LP, the $37.00 per Share to be paid to the Public Shareholders in the Offer and the Merger exceeded the highest price at which the Shares have closed on the NASDAQ Stock Market since the Company became a public company in 1986;

            (e) neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has available to it from or through Merck KGaA or its affiliates, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby;

            (f) the separate opinions, each dated June 8, 1999, to the Company's Board and Special Committee, of BT Alex. Brown Incorporated ("BT Alex. Brown") (now merged with Deutsche Bank Securities Inc., and known as Deutsche Banc Alex. Brown) and Warburg Dillon Read LLC ("Warburg Dillon Read") to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinions of BT Alex. Brown and Warburg Dillon Read dated June 8, 1999, the analysis and conclusions of which were concurred with and adopted by the Company's Board and Special Committee and set forth the assumptions made, matters considered and limitations on the review undertaken, are attached as Annex A and Annex B, respectively, to this document and are incorporated herein by reference. The opinions of BT Alex. Brown and Warburg Dillon Read are directed to the Company's Board and Special Committee, address only the fairness of the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) from a financial point of view, and do not constitute a recommendation to any shareholder as to whether or not such shareholder should tender Shares in the Offer or as to how such shareholder should vote with respect to the proposed Merger. Holders of Shares are urged to read such opinions carefully in their entirety;

            (g) the terms of the Merger Agreement were determined through arm's-length bargaining between the Special Committee and its legal and financial advisors, on one hand, and representatives of Parent, on the other, and provide for the Offer in order to allow Public Shareholders to receive payment for their Shares; and

            (h) Parent and its affiliates informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee and its financial advisors were not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company (which they deemed highly unlikely to receive in light to the aggregate ownership of the Company by the Parent and its affiliates and their affirmative disinterest in a third party sale of the Company), nor were any offers from third parties received; although the Unaffiliated Directors recognized that this factor did not necessarily support its determination regarding the fairness of the Transactions, the Unaffiliated


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      Directors concluded that this factor was substantially outweighed by the totality of the other factors it considered in arriving at its determination.

            The Unaffiliated Directors recognized that the Merger had not been structured to require the approval of a majority of the Shares held by the Public Shareholders and that following successful completion of the Offer, the Parent and its affiliates would have sufficient voting power to approve the Merger Agreement without the affirmative vote of any other shareholder of the Company. However, the Unaffiliated Directors, including all of the members of the Special Committee, believed that the Transactions were procedurally fair because, among other things:

            (a) the Special Committee was appointed to represent the interests of the Public Shareholders;

            (b) by reason of the Standstill Agreement, completion of the Offer (and thus completion of the Merger) is conditioned upon its acceptance by the holders of a majority of the Shares not owned by the Parent and its affiliates; such condition may not be waived by the Purchaser without the consent of the Company and is designed to assure that the Public Shareholders holding a majority of the shares owned by all Public Shareholders have determined to accept the terms of the Offer prior to any vote on the Merger;

            (c) prior to consummation of the Offer, the Board of Directors may cause the Offer to be terminated if it receives an unsolicited proposal to be acquired by a third-party and, in the opinion of the Company's outside legal counsel, failure to consider such a proposal would result in a breach of the fiduciary duties of the Board of Directors under applicable law. Under such circumstances, the Company would be required to reimburse the Parent for its reasonable documented out-of-pocket expenses in an amount up to $8 million;

            (d) the Special Committee retained BT Alex. Brown and Warburg Dillon Read as its independent financial advisors to assist it in evaluating and negotiating a potential transaction with the Parent and its affiliates;

            (e) the Special Committee engaged in deliberations to evaluate the Transactions and alternatives thereto;

            (f) the $37.00 per Share price and the other terms and conditions of the Transaction resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent and its affiliate, on the other; and

            (g) Public Shareholders may obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the PBCL.


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      The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance."

            After reasonable due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 6, 1999

                                    VWR SCIENTIFIC PRODUCTS CORPORATION



                                    By:  /s/David M. Bronson
                                         -------------------------------------
                                         Name:  David M. Bronson
                                         Title: Senior Vice President Finance


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